Exhibit(a)(1)(H)
For Release 9:29 a.m. Eastern Time, May 17, 2006
CUMULUS MEDIA INC. COMMENCES
DUTCH AUCTION TENDER OFFER TO REPURCHASE UP TO
11.5 MILLION SHARES OF ITS CLASS A COMMON STOCK
Cumulus Will Additionally Repurchase up to 5.0 Million Shares
of its Class B Common Stock from Affiliates of Bank of America Corporation at the Tender Offer Purchase Price
       Atlanta, Georgia — May 17, 2006 — Cumulus Media Inc. (NASDAQ: CMLS) announced today that it has commenced its previously announced modified “Dutch auction” tender offer in which the Company will offer to purchase up to 11.5 million shares of its Class A Common Stock at a price not less than $11.00 nor greater than $12.50 per share. The high end of the Dutch auction price range represents approximately an 8.1% premium to the May 9, 2006 closing price for the Class A Common Stock of $11.56 per share, the last trading day prior to Cumulus’ announcement of its intent to commence the tender offer.
      The number of shares of Class A Common Stock proposed to be repurchased in the tender offer represents approximately 24.1% of the total number of shares of Class A Common Stock outstanding. The closing price per share of the Class A Common Stock on the NASDAQ National Market on May 16, 2006, the last trading day prior to Cumulus’ announcement of the commencement of the tender offer, was $11.08 per share.
      The tender offer, and the purchase of shares of Class B Common Stock pursuant to the stock purchase agreement described below, will be financed primarily from up to $200.0 million in new borrowings currently being negotiated by Cumulus. As a result, the tender offer is subject to Cumulus having obtained debt financing on terms and conditions satisfactory to it in an amount sufficient to purchase shares pursuant to the tender offer, purchase shares of Class B Common Stock pursuant to the stock purchase agreement and pay related fees and expenses. The tender offer is also subject to a number of other important conditions, including a minimum number of shares being tendered.
      The tender offer will expire at 12:00 midnight, New York City time, on Wednesday, June 14, 2006, unless extended by Cumulus. Tenders of shares of Class A Common Stock must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.
      Under the terms of the modified Dutch auction tender offer, based on the number of shares of Class A Common Stock tendered and the prices specified by the tendering stockholders, Cumulus will determine the lowest per share price within the range that will enable it to buy 11.5 million shares of Class A Common Stock or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, except that if less than 2.875 million shares are tendered, Cumulus will not be obligated to purchase any shares. All shares of Class A Common Stock purchased in the tender offer will be purchased at the same determined purchase price per share regardless of whether the stockholder tendered at a lower price. If holders of more than 11.5 million shares of Class A Common Stock validly tender their shares at or below the determined purchase price per share and do not validly withdraw their shares, then Cumulus will purchase shares of Class A Common Stock tendered by those stockholders owning fewer than 100 shares of Class A Common Stock without proration, and all other shares of Class A Common Stock will be purchased on a pro rata basis, subject to the conditional tender provisions that are described in the offer to purchase that is being distributed to stockholders. Stockholders whose shares of Class A Common Stock are purchased in the tender offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period.
      Additionally, in connection with the tender offer, on May 9, 2006, Cumulus entered into a definitive agreement to purchase shares of Class B Common Stock from BA Capital Company, L.P. (“BA Capital”) and Banc of America

Capital Investors SBIC, L.P. (“BACI”), which, together, own 840,250 shares of Class A Common Stock and 11,630,759 shares of Class B Common Stock. BA Capital and BACI are affiliates of Bank of America Corporation, and also are affiliated with Robert H. Sheridan, III, a member of the Cumulus Board. The agreement provides that Cumulus will purchase from BA Capital and BACI 4.5 million shares of Class B Common Stock at the price per share that Cumulus ultimately pays for the shares of Class A Common Stock in the tender offer. BA Capital and BACI have the option to sell to Cumulus up to an additional 500,000 shares of Class B Common Stock at the same per share price, although in no event will Cumulus pay an aggregate purchase price for shares of Class A Common Stock in the tender offer, together with shares of Class B Common Stock purchased pursuant to the purchase agreement, that is greater than $200.0 million. As part of the purchase agreement, these entities have agreed not to tender any shares owned by them in the tender offer. Because neither BA Capital nor BACI will be participating in the tender offer, neither will be tendering any shares in the tender offer, which might otherwise influence the determination of the Purchase Price for the shares in the tender offer. Consummation of the transactions under the purchase agreement is conditioned on the prior completion of the tender offer, and is scheduled to occur eleven business days following expiration of the tender offer.
      The Company’s executive officers and directors have advised the Company that they do not intend to participate in the tender offer.
      The dealer managers for the tender offer are Banc of America Securities LLC and UBS Securities LLC, the information agent for the tender offer is MacKenzie Partners, Inc., and the depositary for the tender offer is Computershare Trust Company of New York. Banc of America Securities LLC is an affiliate of each of BACI, BA Capital and Bank of America Corporation.
      Neither Cumulus nor its Board of Directors, nor the dealer managers or information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to Cumulus.
      This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of the Company’s common stock. The solicitation of offers to buy shares of Cumulus common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents that Cumulus will file with the Securities and Exchange Commission today and distribute to its stockholders promptly. Stockholders and investors should read carefully the offer to purchase and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders and investors will be able to obtain copies of the tender offer statement on Schedule TO, the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission at the Commission’s web site at www.sec.gov. Stockholders and investors will also be able to obtain a copy of these documents, as well as any other documents that Cumulus has filed with the Securities and Exchange Commission, without charge, from the information agent, MacKenzie Partners, Inc., by calling (800) 322-2885 or (212) 929-5500, or by email at proxy@mackenziepartners.com. Stockholders are urged to read carefully those materials prior to making any decisions with respect to the tender offer.
      All inquiries regarding the tender offer should be directed to the information agent, MacKenzie Partners, Inc., by calling (800) 322-2885.
For additional information about Cumulus, contact: Marty Gausvik, Cumulus Media Inc. (404) 949-0700.

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